NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When	Where
Thursday, June 8, 2017 4:00 p.m. (Eastern Time)	Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, L6J 2X1
Business of the Annual and Special Meeting of Common Shareholders
At the meeting, shareholders will be asked to:

1.	Receive the financial statements as at and for the year ended December 31, 2016 and the auditor’s report on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “A” to this Circular) approving an amendment to the Corporation’s Performance and Restricted Share Unit Plan (the full text of which is set out in Schedule “C” to this Circular);

5.
Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “B” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

6.	Consider any other business that may be properly brought before the Annual and Special Meeting of Common Shareholders or any adjournment thereof.

If you are unable to attend the meeting in person, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 6, 2017 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

1.	Online at www.cstvotemyproxy.com

2.	By email to proxy@canstockta.com

3.	By facsimile to 416-368-2502 or 1-866-781-3111

4.	By touch-tone telephone at 1-888-489-5760

5.	By mail to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

By order of the Board of Directors,
(signed) “Kenneth Moore”
Kenneth Moore,
Chair of the Board of Directors
May 11, 2017